Notice to ASX/LSE Notices of 2026 annual general meetings 20 March 2026 Rio Tinto is today issuing the notices for the 2026 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices will be available at riotinto.com/agm. Rio Tinto Limited's notice of meeting is also being released to the ASX. The annual general meetings of Rio Tinto plc and Rio Tinto Limited will be held in parallel with, and at the same time as each other: Rio Tinto plc will hold its 2026 annual general meeting at 9:00am (BST) on Wednesday, 6 May 2026 in London, and Rio Tinto Limited will hold its 2026 annual general meeting at 4:00pm (AWST) on Wednesday, 6 May 2026 in Perth. The Board of Directors will be present in person at the Rio Tinto Limited meeting in Perth and present at the Rio Tinto plc meeting by way of audio-visual communication facilities. Shareholders are invited to participate in the meetings in person or virtually. To ensure our UK-based shareholders have an equivalent opportunity to engage with our Board in person, in 2027 our directors will attend the Rio Tinto plc AGM in London in person, with the Rio Tinto Limited AGM held contemporaneously in Australia. We intend to continue this arrangement for future AGMs, with directors alternating their attendance each year between London and Australia. A copy of the Rio Tinto plc notice will be submitted to the National Storage Mechanism and will be available for inspection, in due course, at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. EXHIBIT 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com